FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tezepelumab Phase III trial met primary endpoint

This announcement contains inside information

10 November 2020 07:00 GMT

Tezepelumab NAVIGATOR Phase III trial met primary endpoint of a statistically significant and clinically meaningful reduction in exacerbations in a broad population of patients with severe asthma

Trial also met the primary endpoint in patients with low levels of eosinophils

AstraZeneca and Amgen today announced positive results from the NAVIGATOR Phase III trial for the potential new medicine tezepelumab in patients with severe, uncontrolled asthma.

NAVIGATOR met the primary endpoint with tezepelumab added to standard of care (SoC) demonstrating a statistically significant and clinically meaningful1 reduction in the annualised asthma exacerbation rate (AAER) over 52 weeks in the overall patient population, compared to placebo when added to SoC. SoC was medium- or high-dose inhaled corticosteroids (ICS) plus at least one additional controller medication with or without oral corticosteroids (OCS).

In the subgroup of patients with baseline eosinophil counts less than 300 cells per microlitre the trial also met the primary endpoint, with tezepelumab demonstrating a statistically significant and clinically meaningful reduction in AAER. Similar reductions in AAER were observed in the subgroup of patients with baseline eosinophil counts less than 150 cells per microlitre.

Tezepelumab was very well tolerated in patients with severe asthma. Preliminary analyses show no clinically meaningful differences in safety results between the tezepelumab and placebo groups. Results from the NAVIGATOR trial will be presented at a forthcoming medical meeting.

Severe asthma is a debilitating condition affecting approximately 34 million people worldwide.2.3 Many severe asthma patients continue to experience symptoms and frequent exacerbations despite the use of high-dose asthma controller medicines, currently available biologic therapies and OCS.3-5

Professor Andrew Menzies-Gow, Director of the Lung Division, Royal Brompton Hospital, London, UK, and principal investigator of the NAVIGATOR Phase III trial, said: "Due to the complex nature of severe asthma, many patients continue to face debilitating symptoms despite receiving standard of care inhaled medicines and currently approved biologics. Today's ground-breaking results show that tezepelumab has the potential to transform care for a broad population of severe asthma patients who are underserved today, including those without an eosinophilic phenotype."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Tezepelumab works differently from any other asthma biologic medicine and targets multiple inflammatory pathways that contribute to asthma symptoms and exacerbations. Building on the broad efficacy previously seen with tezepelumab, these are exciting data that bring us one step closer to delivering a medicine to severe asthma patients, including those with low eosinophil counts."

Tezepelumab is a potential first-in-class medicine that blocks the action of thymic stromal lymphopoietin (TSLP), an epithelial cytokine that plays a key role across the spectrum of asthma inflammation.6,7 NAVIGATOR is the first Phase III trial to show benefit in severe asthma by targeting TSLP.

The statistically significant and clinically meaningful exacerbation rate reductions demonstrated with tezepelumab in patients with baseline eosinophil counts less than 300 cells per microlitre support the US Food and Drug Administration Breakthrough Therapy Designation granted to tezepelumab in September 2018 for patients with severe asthma, without an eosinophilic phenotype. Tezepelumab is being developed by AstraZeneca in collaboration with Amgen (see AstraZeneca and Amgen collaboration below).

Severe asthma
Asthma is a heterogeneous disease affecting an estimated 339 million people worldwide.2,3 Approximately 10% of asthma patients have severe asthma.3,4 Despite the use of inhaled asthma controller medicine, currently available biologic therapies and OCS, many severe asthma patients remain uncontrolled.3-5 Due to the complexity of severe asthma, many patients have unclear or multiple drivers of inflammation and may not qualify for or respond well to a current biologic medicine.4,8,9

Severe, uncontrolled asthma is debilitating with patients experiencing frequent exacerbations, significant limitations on lung function and a reduced quality of life.3,5,10 Patients with severe asthma are at an increased risk of mortality and account for twice as many asthma-related hospitalisations.11-13 There is also a significant socio-economic burden, with these patients accounting for 50% of asthma-related costs.14

NAVIGATOR and the PATHFINDER clinical trial programme
Building on the Phase IIb PATHWAY trial, the Phase III PATHFINDER programme included two trials, NAVIGATOR and SOURCE.15,16 The programme includes additional planned mechanistic and long-term safety trials.

NAVIGATOR is a Phase III, randomised, double-blinded, placebo-controlled trial in adults (18-80 years old) and adolescents (12-17 years old) with severe, uncontrolled asthma, who were receiving treatment with medium- or high-dose ICS plus at least one additional controller medication with or without OCS. The trial population included approximately equal proportions of patients with high (≥ 300 cells/µL) and low (< 300 cells/µL) blood eosinophil counts. The trial comprised a five to six week screening period, a 52-week treatment period and a 12-week post-treatment follow-up period. All patients received their prescribed controller medications without change throughout the trial.15,17

The primary efficacy endpoint was the annualised asthma exacerbation rate during the 52-week treatment period. Key secondary endpoints included the effect of tezepelumab on lung function, asthma control and health-related quality of life.15,17

SOURCE is a Phase III multicentre, randomised, double-blinded, parallel-group, placebo-controlled trial for 48 weeks in adult patients with severe asthma who require continuous treatment with ICS plus long-acting beta2-agonists (LABA), and chronic treatment with maintenance OCS therapy. The primary endpoint is the categorised percentage reduction from baseline in the daily OCS dose, while not losing asthma control.16,18

Patients who participated in the NAVIGATOR and SOURCE trials were eligible to continue in DESTINATION, a Phase III extension trial assessing long term safety and efficacy.19

Tezepelumab
Tezepelumab is a potential first-in-class human monoclonal antibody that inhibits the action of TSLP, a key epithelial cytokine that sits at the top of multiple inflammatory cascades and is critical in the initiation and persistence of allergic, eosinophilic and other types of airway inflammation associated with severe asthma.6,7 TSLP is released in response to multiple triggers associated with asthma exacerbations, including allergens, viruses and other airborne particles.6,7 Expression of TSLP is increased in the airways of patients with asthma and has been correlated with disease severity.7,20 Blocking TSLP may prevent the release of pro-inflammatory cytokines by immune cells, resulting in the prevention of asthma exacerbations and improved asthma control.7,20 Tezepelumab acts at the top of the inflammation cascade and has the potential to treat a broad population of severe asthma patients regardless of their type of inflammation.7,20

AstraZeneca and Amgen collaboration
Earlier in 2020, Amgen and AstraZeneca updated the 2012 collaboration agreement for tezepelumab. Both companies will continue to share costs and profits equally after payment by AstraZeneca of a mid single-digit royalty to Amgen. AstraZeneca continues to lead development and Amgen continues to lead manufacturing. All aspects of the collaboration are under the oversight of joint governing bodies. Under the amended agreement in North America, Amgen and AstraZeneca will jointly commercialise tezepelumab; Amgen will record sales in the US and AstraZeneca will record sales in Canada. AstraZeneca's share of gross profits from tezepelumab in the US will be recognised as collaboration revenue. In all countries outside the US and Canada, AstraZeneca will solely commercialise tezepelumab. AstraZeneca will record all sales outside of the US as product sales and recognise Amgen's share of gross profit as cost of sales.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology is one of AstraZeneca's three therapy areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care, and its inhaled and biologic medicines reached more than 53 million patients in 2019. Building on a 50-year heritage, the Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including Systemic Lupus Erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Bonini M, Di Paolo M, Bagnasco D, et al. Minimal clinically important difference for asthma endpoints: an expert consensus report. Eur Respir Rev. 2020; 29: 190137.
2.   The Global Asthma Network. The Global Asthma Report 2018. [Online]. Available at: http://www.globalasthmareport.org/Global%20Asthma%20Report%202018.pdf. [Last accessed: November 2020].
3.   Chung KF, Wenzel SE, Brozek JL, et al. International ERS/ATS guidelines on definition, evaluation and treatment of severe asthma. Eur Respir J. 2014; 43: 343-73.
4.   Wenzel S. Severe Asthma in Adults. Am J Respir Crit Care Med. 2005; 172; 149-60.
5.   Peters SP, Ferguson G, Deniz Y, et al. Uncontrolled asthma: a review of the prevalence, disease burden and options for treatment. Respir Med. 2006; 100 (7): 1139-51.
6.   Varricchi G, Pecoraro A, Marone G, et al. Thymic Stromal Lymphopoietin Isoforms, Inflammatory Disorders, and Cancer. Front Immunol. 2018; 9: 1595.
7.   Corren J, Parnes JR, Wang L, et al. Tezepelumab in Adults with Uncontrolled Asthma [published correction appears in N Engl J Med. 2019 May 23;380(21):2082]. N Engl J Med. 2017; 377 (10): 936-946.
8.   Hyland ME, Masoli M, Lanario JW, et al. A Possible Explanation for Non-responders, Responders and Super-responders to Biologics in Severe Asthma. Explor Res Hypothesis Med. 2019; 4:35-38.
9.   Tran TN, Zeiger RS, Peters SP, et al. Overlap of atopic, eosinophilic, and TH2-high asthma phenotypes in a general population with current asthma. Ann Allergy Asthma Immunol. 2016; 116:37-42.
10.  Fernandes AG, Souza-Machado C, Coelho RC, et al. Risk factors for death in patients with severe asthma. J Bras Pneumol. 2014; 40 (4): 364-372.
11.  Chastek B, et al. Economic Burden of Illness Among Patients with Severe Asthma in a Managed Care Setting. J Manag Care Spec Pharm. 2016; 22: 848-861.
12.  Hartert TV, Speroff T, Togias A, et al. Risk factors for recurrent asthma hospital visits and death among a population of indigent older adults with asthma. Ann Allergy Asthma Immunol. 2002; 89: 467-73.
13.  Price D, Fletcher M, van der Molen T. Asthma control and management in 8,000 European patients: the REcognise Asthma and LInk to Symptoms and Experience (REALISE) survey. NPJ Prim Care Respir Med. 2014; 12; 24: 14009.
14.  World Allergy Organization (WAO). The management of severe asthma: economic analysis of the cost of treatments for severe asthma. Available from: https://www.worldallergy.org/educational_programs/world_allergy_forum/anaheim2005/blaiss.php [Last accessed: November 2020].
15.  Clinicaltrials.gov. Study to Evaluate Tezepelumab in Adults & Adolescents With Severe Uncontrolled Asthma (NAVIGATOR) [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT03347279. [Last accessed: November 2020].
16.  Clinicaltrials.gov. Study to Evaluate the Efficacy and Safety of Tezepelumab in Reducing Oral Corticosteroid Use in Adults With Oral Corticosteroid Dependent Asthma (SOURCE) [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT03406078. [Last accessed: November 2020].
17.  Menzies-Gow A, Colice G, Griffiths JM et al. NAVIGATOR: a phase 3 multicentre, randomized, double-blind, placebo-controlled, parallel-group trial to evaluate the efficacy and safety of tezepelumab in adults and adolescents with severe, uncontrolled asthma. Respir Res. 2020; 21(1): 266.
18.  Weschler ME, Colice G, Griffiths JM et al. SOURCE: A Phase 3, multicentre, randomized, double-blind, placebo-controlled, parallel group trial to evaluate the efficacy and safety of Tezepelumab in reducing oral corticosteroid use in adults with oral corticosteroid dependent asthma. Respir Res. 2020; 21(1), 264.
19.  Clinicaltrials.gov. Extension Study to Evaluate the Safety and Tolerability of Tezepelumab in Adults and Adolescents With Severe, Uncontrolled Asthma (DESTINATION) [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT03706079. [Last accessed: November 2020].
20.  Li Y, Wang W, LV Z et al. Elevated Expression of IL-33 and TSLP in the Airways of Human Asthmatics In Vivo: A Potential Biomarker of Severe Refractory Disease. The Journal of Immunology. 2018; 200: 2253-2262.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 November 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary